Exhibit 99.1
Xanadu Announces First Quarter 2026 Results
The Company is on a Mission to Build Quantum Computers That Are Useful and Available to People Everywhere
Toronto, ON | May 14th, 2026 /CNW/ -- Xanadu Quantum Technologies Ltd. (“Xanadu” or the “Company”; Nasdaq/TSX: XNDU), a leading photonic quantum computing company, today announced financial results for the first quarter ended March 31, 2026.
“I started Xanadu in 2016 with a whitepaper and a conviction that photonics was the right path to a scalable quantum computer. After a decade of research, peer-reviewed breakthroughs, and a public listing on Nasdaq and the TSX, I am more convinced of that than ever,” said Dr. Christian Weedbrook, Founder and Chief Executive Officer of Xanadu. “We believe harnessing photons gives us a distinct and viable path to building a quantum data center capable of solving some of the world's most complex challenges — and going public gives us the platform to help get there. We are not measuring success in quarters. We are measuring it in the breakthroughs that pave the road towards utility scale quantum computing."
“Our public listing marks an important milestone, and with it comes a new level of transparency into how we are building this company for the long term. We are in an investment phase — deliberately allocating capital toward the hardware, software, and talent required to realize the full potential of photonic quantum computing,” said Michael Trzupek, Chief Financial Officer of Xanadu. “The completion of our business combination with Crane Harbor Acquisition Corp. in conjunction with the anticipated support from the Canadian and Ontario governments, which are currently being negotiated, gives us runway to execute on our roadmap. Our decisions and investments are all made with one goal in mind: to build quantum computers that are useful and available to people everywhere.”
First Quarter Business Milestones and Announcements
Public listing: Xanadu became the first publicly listed pure-play photonic quantum computing company, completing its business combination with Crane Harbor Acquisition Corp. and listing on Nasdaq and the Toronto Stock Exchange under the ticker “XNDU”.
•Government support negotiations: Entered discussions for up to roughly $285 million(1) ($390 million CAD) in funding from the governments of Canada and Ontario to advance Project OPTIMISM and domestic quantum manufacturing capabilities. The proposed support remains subject to the completion of due diligence and the execution of final agreements.
•Strategic collaborations and partnerships: Active relationships with AMD, Lockheed Martin, Mitsubishi Chemical, and TELUS, support the Company’s path to commercialization.
•PennyLane momentum: Xanadu reported strong adoption of its open-source PennyLane platform, reaching over 35,000 active users and averaging 200,000 monthly downloads as of our Analyst Day.
•Algorithm advancements: The Company advanced its hybrid quantum-classical algorithms through its new partnership with AMD, demonstrating 20-qubit, 35-million gate quantum computational fluid dynamics simulations that delivered 25x workflow acceleration versus traditional CPUs for aerospace and engineering applications.
•Executive appointments: The Company announced the appointments of Michael Trzupek as Chief Financial Officer and Natalie Wilmore as Chief Legal Officer.
•Inaugural Analyst Day: Xanadu hosted its first analyst day showcasing technical progress, roadmap updates, and a deeper view of commercialization strategy.
First Quarter Financial Highlights (1)
•Cash and cash equivalents were $272.5 million as of March 31, 2026

•Revenue increased 4x to $2.8 million, compared to $0.7 million in the first quarter of 2025
•Net loss was ($20.6) million, versus ($12.2) million in the prior year period
•Adjusted EBITDA(2) loss increased ($3.2) million to ($13.9) million, compared to ($10.6) million in the prior year period
•Loss per share of ($0.28) increased compared to ($0.22) per share in the first quarter of 2025
(1) All financial figures are presented in United States Dollars unless otherwise noted.
(2) Adjusted EBITDA is a non-GAAP financial measure defined under “Non-GAAP Financial Measures,” below, and is reconciled to net loss, the closest comparable GAAP measures at the end of this release. Note: Components may not sum to totals due to rounding.
Anticipated Financing Agreement
The Company anticipates establishing a $300 million synthetic ATM facility (the “Program”), which would give the Company the flexibility to issue Class B subordinate voting shares over time in private placements at its discretion, subject to applicable stock exchange approval in connection with the launch of the Program. The net proceeds are expected to be used to fund the continued development of our quantum computing technology roadmap.
We intend to be disciplined and strategic in our use of the Program, raising capital only when market conditions and valuation are supportive.
This press release does not constitute an offer to sell securities, nor is it a solicitation of an offer to buy securities, in any jurisdiction in which such offer or solicitation is unlawful.
Upcoming Investor Conferences
The Company expects to participate in the following investor conferences:
•CIBC Technology & Innovation Conference 14.0 — May 21, 2026, Toronto, ON
•TD Cowen's 54th Annual TMT Conference — May 28, 2026, New York, NY
•Stifel 2026 Boston Cross Sector 1x1 Conference — June 2-3, 2026, Boston, MA
A live webcast of each presentation will be available on the Investor Relations section of the Company's website at investors.xanadu.ai. Replays will be accessible for 90 days following each event.
First Quarter 2026 Conference Call
Xanadu will host a conference call on Thursday, May 14, 2026, at 4:30 PM EDT to discuss the results and business outlook. The call will be available live on the Company’s website. The call will also be accessible by telephone at 1-888-349-0106 (USA/Canada toll-free) or 1-412-902-0131 (International). Participants must ask to be joined into the Xanadu Quantum Technologies Ltd. (Nasdaq/TSX: XNDU) call.
A telephone replay of the conference call will be available approximately 1 hour after it concludes at 1-855-669-9658 (USA/Canada toll-free) or 1-412-317-0088 (International) with access code 4363342 and will be available until 11:59 PM EDT, May 28th, 2026. Participants will be required to state their name and company upon entering the call. An archive of the webcast will also be available on the Company’s website.
About Xanadu
Founded in 2016, Xanadu Quantum Technologies Ltd. is a Canadian photonic quantum computing company with the mission to build quantum computers that are useful and available to people everywhere. Xanadu is building fault-tolerant quantum computers using light, with systems designed to compute at room temperature. Backed by more than $500 million USD in funding, Xanadu develops both hardware and software, including Pennylane, its open-source quantum computing platform. Xanadu is the first pure-play photonic quantum computing company to list on public markets (Nasdaq/TSX: XNDU) and is recognized globally for its breakthroughs in scalable quantum technologies. Visit xanadu.ai or follow us on X @XanaduAI.
Contacts
Press Contact:
press@xanadu.ai
Investor Relations:
investors@xanadu.ai
Non-GAAP Financial Measures
To supplement our consolidated financial statements which are prepared and presented in accordance with U.S. GAAP, we use Adjusted EBITDA, a non-GAAP financial measure, as described below, to evaluate our financial and operating performance.
We define Adjusted EBITDA as net loss before interest expense, income tax expense (benefit), depreciation and amortization expense, stock- based compensation, change in fair value of financial instruments and other non-recurring income and expenses. We use Adjusted EBITDA to measure the operating performance of our business, excluding specifically identified items that we do not believe directly reflect our core operations and may not be indicative of our recurring operations.
By excluding certain items that are nonrecurring or not reflective of the performance of our normal course of business, we believe that Adjusted EBITDA provides meaningful supplemental information regarding our performance. Accordingly, we believe that Adjusted EBITDA is useful to investors and others because it allows investors to supplement their understanding of our financial trends and evaluate our ongoing and future performance in the same manner as management. However, there are several limitations related to the use of Adjusted EBITDA as it reflects the exercise of judgment by our management about which expenses are excluded or included. Adjusted EBITDA should be considered in addition to, not as a substitute for or in isolation from, our financial results prepared in accordance with GAAP. In addition, our presentation of Adjusted EBITDA may be different from how such a metric is used by other companies. The following tables provide unaudited reconciliations to net loss, the most directly comparable GAAP measure, to Adjusted EBITDA for the periods presented.
Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: Xanadu’s mission; Xanadu’s path to building a quantum data center and related uses; the expected benefits of going public; uses of funds from the business combination with Crane Harbor Acquisition Corp.; the potential government funding, including the negotiation and execution of final agreements with the Governments of Canada and of Ontario, Xanadu’s ability to execute on its quantum computing technology roadmap, including the path towards utility-scale quantum computing, Xanadu’s planned investment in hardware, software, and talent to advance photonic quantum computing, the completion of due diligence and the amount and terms of such funding; expectations regarding the impact of strategic collaborations and partnerships, including with AMD, Lockheed Martin, Mitsubishi Chemical, and TELUS, on the Company’s path to commercialization; expectations regarding the equity line of credit, including the amount thereof, anticipated benefits and use of proceeds therefrom, and approach to use, and expectations regarding the Company's cash position and dilution profile; and investor conference participation.
These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Xanadu. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements.
Such risks and uncertainties include: that Xanadu is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Xanadu’s historical net losses and limited operating history; Xanadu’s expectations regarding future financial performance, capital requirements and unit economics; Xanadu’s use and reporting of business and operational metrics; Xanadu’s competitive landscape; Xanadu’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Xanadu’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Xanadu’s reliance on strategic partners and other third parties; Xanadu’s concentration of revenue in contracts with government or state-funded entities; Xanadu’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption, and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; material weaknesses in Xanadu's internal control over financial reporting and the Company's ability to maintain internal control over financial reporting and operate as a public company; the outcome of any legal proceedings or government investigations that may be commenced against Xanadu; failure to realize the anticipated benefits of the business combination with Crane Harbor Acquisition Corp.; the Company's ability to issue equity or equity-linked securities in the future; risks related to the equity line of credit, including the potential for substantial dilution to existing shareholders resulting from the issuance of Class B Subordinate Voting Shares thereunder, the risk that sales of such shares or the perception that such sales may occur, could cause the price of the Company's Class B Subordinate Voting Shares to decline; uncertainty regarding the proposed government funding from the Governments of Canada and Ontario, including the risk that due diligence may not be completed, that final agreements may not be executed, or that the amount or terms of any such funding may differ materially from those currently anticipated; and other factors described in the Company's filings with the U.S. Securities and Exchange Commission (the “SEC”) and the Canadian Securities Administrators (the “CSA”), which factors are incorporated by reference herein. These forward-looking statements are based on certain assumptions, including that none of the risks identified above materialize; that there are no unforeseen changes to economic and market conditions, and that no significant events occur outside the ordinary course of business. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings by the Company with the SEC and the CSA, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Xanadu’s management as of the date of this press release; subsequent events and developments may cause their assessments to change. While Xanadu may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so, unless required by applicable securities laws. Accordingly, undue reliance should not be placed upon these statements.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

Summary financial tables follow.

XANADU QUANTUM TECHNOLOGIES LIMITED
Consolidated Balance Sheets
(In thousands, except for share amounts)

	March 31, 2026	December 31, 2025 (1)
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$272,465	$16,164
Accounts receivable, net	3,673	9,477
Materials and supplies	6,106	8,344
Prepaid expenses and other current assets	8,173	6,229
Total current assets	290,417	40,214
Property and equipment, net	17,181	18,313
Operating right-of-use assets, net	6,607	6,949
Intangible assets, net	4,835	5,128
Total assets	$319,040	$70,604

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	2,903	$2,802
Accrued expenses and other current liabilities	3,278	2,191
Deferred revenue	597	544
Deferred grant income	5,229	492
Short-term operating lease liabilities	1,064	1,074
Earn-out share liabilities	7,164	—
Warrant liabilities	—	1,874
Total current liabilities	20,235	8,977
Long-term operating lease liabilities	6,795	7,185
Long-term debt	30,033	29,998
Total liabilities	$57,063	$46,160

Commitments and contingencies

Shareholders’ equity:
Old Xanadu convertible preferred shares, no par value, 204,286,254 shares authorized, 199,930,069 issued and outstanding at December 31, 2025 (1)	$—	$213,002
Old Xanadu common shares, no par value, 336,123,821 shares authorized, 55,964,876 shares issued and outstanding at December 31, 2025 (1)	—	7,585
Common shares, unlimited Xanadu Class A Multiple Voting Shares authorized, no par value, 255,226,928 issued and outstanding; unlimited Xanadu Class B Subordinate Voting Shares authorized, no par value, 43,284,436 shares issued and outstanding at March 31, 2026.	478,174	—
Additional paid-in capital	12,325	10,151
Accumulated deficit	(228,314)	(206,303)
Accumulated other comprehensive income (loss)	(208)	9
Total shareholders’ equity	$261,977	$24,444
Total liabilities and shareholders’ equity	$319,040	$70,604
(1) Old Xanadu convertible preferred shares and common shares have been retroactively recast after giving effect to the Reverse Recapitalization. Refer to the Company's 6-K Q1 2026 Quarterly Report filed on May 14, 2026 for additional information.

XANADU QUANTUM TECHNOLOGIES LIMITED
Consolidated Statements of Operations and Comprehensive Loss (Unaudited)
(In thousands, except for share and per share amounts)

	Three Months Ended March 31,
	2026	2025
Revenue	$2,832	$699

Operating expenses:
Cost of revenue (exclusive of depreciation and amortization below)	113	49
Research and development	17,348	10,009
General and administrative	9,759	1,912
Sales and marketing	1,401	228
Depreciation and amortization	1,617	1,277
Other operating income, net	(4,139)	(11)
Total operating expenses	26,099	13,464
Loss from operations	(23,267)	(12,765)

Other income (expense), net:
Interest income (expense), net	(190)	553
Gain on fair value of earn out share liabilities	2,833	—
Other income, net	20	7
Total other income, net	2,663	560
Net loss	$(20,604)	$(12,205)

Net loss per share, basic and diluted (1)	$(0.28)	$(0.22)
Weighted average shares outstanding (1)	72,458,652	55,649,457

Comprehensive loss:
Net loss	$(20,604)	$(12,205)
Cumulative translation adjustment	(217)	63
Net comprehensive loss	$(20,821)	$(12,142)
(1) Net loss per share and weighted average shares outstanding have been retroactively recast after giving effect to the Reverse Recapitalization. Refer to the Company's 6-K Q1 2026 Quarterly Report filed on May 14, 2026 for additional information.

XANADU QUANTUM TECHNOLOGIES LIMITED
NON-GAAP FINANCIAL MEASURE
(In thousands)

Reconciliation of Non-GAAP Financial Measure Adjusted EBITDA:

	Three Months Ended March 31,
	2026	2025
Net loss	$(20,604)	$(12,205)
Excluding:
Depreciation and amortization	1,617	1,277
Stock-based compensation expense	1,408	811
Change in fair value of financial instruments (1)	(1,938)	6
Interest (income) expense, net	190	(553)
Other (income), net (2)	(20)	(7)
Non-recurring expenses (3)	5,465	28
Adjusted EBITDA	$(13,882)	$(10,643)
__________
(1) Other income, net consists of foreign exchange gain (loss).
(2) Includes the gain (loss) on the fair value of the warrant and earn-out share liabilities.
(3) Non-recurring expenses include professional fees such as legal, consulting, and accounting fees incurred in connection with indirect costs related to the Reverse Recapitalization and public offerings.